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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-17f-2

              CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
              INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT
                        COMPANIES PURSUANT TO RULE 17F-2



Investment Company Act file number: 811-8648

Date examination completed: December 31, 2005

Exact name of registrant as specified in registration statement: WT Mutual Fund

Address of principal executive offices:
1100 North Market Street
Wilmington, DE 19890

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             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
WT Mutual Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WT Mutual Fund (Prime Money Market, U.S. Government Money Market, Tax-Exempt Money Market, Short/Intermediate Bond, Broad Market Bond, Municipal Bond, Short-Term Bond, Large-Cap Core, Large-Cap Growth, Large-Cap Value, Mid-Cap Core, Small-Cap Core, Small-Cap Growth, Small-Cap Value, Large-Cap Multi-Manager, Mid-Cap Multi-Manager, Small-Cap Multi-Manager, Real Estate Securities, Aggressive Asset Allocation, Moderate Asset Allocation, Conservative Asset Allocation, ETF Allocation, Roxbury Small-Cap Growth, Roxbury Mid-Cap and Roxbury Micro-Cap Funds) (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was conducted in accordance the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2005, and with respect to agreement of security purchases and sales, for the period from July 1, 2005, through December 31, 2005:

- Confirmation of all securities held by PFPC Trust Company (the sub-Custodian) or transfer agent, as applicable;

- Reconciliation of all such securities to the books and records of the Funds and PFPC Trust Company (the sub-Custodian);

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with PFPC Trust Company (the sub-Custodian); and

- Agreement of 16 security purchases and 14 security sales or maturities for the period from July 1, 2005, through December 31, 2005 from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertions that WT Mutual Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WT Mutual Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania
May 30, 2006
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                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of WT Mutual Fund (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2005, and for the period July 1, 2005 through December 31, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2005, and for the period July 1, 2005 through December 31, 2005, with respect to securities reflected in the investment account of the Trust.

WT Mutual Fund
By:

/s/ John J. Kelley
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John J. Kelley
Chief Financial Officer, Treasurer, and Secretary



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